June 20, 2008
By Facsimile and U.S. Mail
Ms. Jill Davis
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, D.C. 20549-7010

Re:	Global Industries, Ltd. Form 10-K for the Fiscal Year Ended December 31, 2007 Filed February 26, 2008 File No. 000-21086
Dear Ms. Davis:
Following are our responses to your review comments for the Form 10-K for the fiscal year ended December 31, 2007 and Form 10-Q for the quarterly period ended March 31, 2008. Our responses are preceded in each case by your comment, so as to facilitate ease of your review.
Form 10-K for the Fiscal Year Ended December 31, 2007
Item 7 — Managements’ Discussion and Analysis of Financial Condition and Results of Operations, page 27
1.	Please disclose the utilization rate of your vessels for each period provided. In this manner, utilization could be defined as total actual number of days the vessel is in service and generating revenues as a percentage of the total number of calendar days in the period.

Ms. Jill Davis
United States Securities and Exchange Commission
June 20, 2008

     Global Response:
In our Form 10-K, we disclosed (pages 29 and 33) worldwide utilization rates of our major construction vessels, being:
48% for the fiscal year ended December 31, 2007,
61% for the fiscal year ended December 31, 2006, and
54% for the fiscal year ended December 31, 2005.
As discussed elsewhere in our filing, we position the Company to be considered as a single solution provider by our clients. Also as discussed in Management’s Discussion and Analysis under the caption “Offshore Construction Services”, most of our international contracts (which are generally larger, more complex and of long duration) are generally bid on a lump-sum or unit-rate basis wherein we assume the risk of performance. We also frequently utilize third-party chartered construction and support vessels in our operations as well as owned vessels. We do not include utilization of short-term chartered construction vessels in the calculation of worldwide utilization rates. As a result of these factors, worldwide utilization rates should not be assumed to fully correlate to changes in revenues or gross profit. We therefore believe our current disclosure of aggregate, worldwide utilization in the Revenues discussion section of MD&A to be the most appropriate and efficient.
Consolidated Balance Sheets, page 48
2.	We note that as of December 31, 2007 and December 31, 2006 you have $37.4 million of goodwill, net. Please tell us the nature of the amount(s) that are netted against goodwill. Please refer to paragraph 43 of SFAS 142 for guidance.

Global Response:

The amounts netted against goodwill for the periods ended December 31, 2007 and 2006 include $7.4 million of cumulative amortization expense that was recorded during the periods prior to our adoption of SFAS 142 in January 2002. Since goodwill is no longer amortized under the guidance of SFAS 142 and paragraph 43 of SFAS 142 states that the aggregate amount of goodwill shall be presented as a separate line item on the statement of financial position, we will no longer present the word “net” on the goodwill line item in our future SEC filings, commencing with the filing of our Form 10-Q for the quarterly period ended June 30, 2008.

Ms. Jill Davis
United States Securities and Exchange Commission
June 20, 2008

Consolidated Statement of Operations, page 49
3.	Please present other income and other (expense) as separate line items. Also, tell us and disclose in a footnote in a tabular format the components and related amounts included in the revised other income and other expense line items for each period your statement of operations is presented. Refer to paragraph 7-9 to Rule 5-03 of Regulation S-X.

Global Response:

In our future SEC filings, commencing with the filing of our Form 10-Q for the quarterly period ended June 30, 2008, we will separately present Other Income and Other Expense on the Consolidated Statement of Operations, based upon materiality of these items in the period. We will also disclose the various components and related amounts of Other Income and Other Expense in a footnote that is a tabular format for each period that our Consolidated Statement of Operations is presented. Below is a tabular breakout of the components of Other Income and Other Expense for each reporting period presented in the statement of operations for the fiscal years ended December 31, 2007, 2006 and 2005.

(in 000s)	Year Ended December 31,
	2007	2006	2005
Other Income
Interest Income	$(27,966)	$(8,169)	$(3,304)
Derivative Gain, net	(1,606)	(397)	—
Foreign Exchange Rate Gain, net	—	—	(632)
Other	(3,755)	(1,921)	(1,039)

Other Income	$(33,327)	$(10,487)	$(4,975)
Other Expense
Foreign Exchange Rate
Loss, net	$1,474	$1,613	$—
Other	61	—	3

Other Expense	$1,535	$1,613	$3

Ms. Jill Davis
United States Securities and Exchange Commission
June 20, 2008

Consolidated Statements of Cash Flows, page 51
4.	We note your disclosure on page 53 which indicates that dry docking costs are capitalized and amortized using the straight-line method through the date of the next scheduled dry docking. Please clarify how you determine which costs and activities related to dry docking are deferred. In addition, please tell us how you determined that dry docking payments should be classified as a component of operating activities rather than investing activities on your statements of cash flows.

Global Response:

Our marine vessels are regulated by the “Flag State” (sovereignty under which the vessel is flagged), the U.S. Coast Guard and the designated classification organization under which they operate. The primary classification organization, The American Bureau of Shipping, administers the rules and standards for the operational maintenance of certain of the company’s vessels’ hull and machinery. The U.S. Coast Guard administers the regulations related to safety, health, fire systems and sea-worthiness. Under these rules and regulations, the vessels are required to be inspected twice in five years, with one of those inspections requiring the vessel to be removed from the water and dry docked.

The required dry dockings are necessary for us to continue using our marine vessels in our business. We account for the cost associated with our regulatory inspections and dry docking activities by using the Deferral Method. This accounting is the predominant method followed by other companies in our industry. These planned major maintenance activities (“PMMA”) are analogous to overhaul activities followed by the airline industry. We believe our analogy to FSP AUG AIR-1 “Accounting for Planned Major Maintenance Activities (“FSP AIR”) is relevant to our industry as the Financial Accounting Standards Board (“FASB”) staff noted during the deliberation of FSP AIR that the primary guidance on accounting for PMMA is the AICPA Industry Audit Guide, Audits of Airlines (the “Guide”).

These PMMA costs include direct costs for vessel mobilization and demobilization, the rental of dry dock facilities and services, third party inspection fees, required steel replacement, and inspection of machinery, safety and navigation equipment. In addition, other deferred costs may include crew costs and expenditures for accommodations when those employees perform all or part of the required activities. We believe the costs we incur in connection with dry docking are directly analogous to overhaul costs required by civil air regulations as dry docking is a mandatory step that must be undertaken in order to

Ms. Jill Davis
United States Securities and Exchange Commission
June 20, 2008

satisfy statutory requirements by The American Bureau of Shipping and to obtain or continue a vessel’s class certification.
We accumulate these costs through our systematic process of identifying and capitalizing our costs of dry docking. We also identify and expense routine repair and maintenance costs as incurred.
In our future SEC filings, commencing with the filing of our Form 10-Q for the quarterly period ended June 30, 2008, we will include clarifying language disclosing which costs and activities related to dry docking are deferred.
We include dry docking expenditures within our Operating Cash Flow Activities as we believe that these costs are an integral part of our operations. Based in part upon the SEC Comment Letter to Crowley Maritime dated March 24, 2006, we understand that the staff in the SEC’s Division of Corporation Finance believes that dry docking expenditures should be classified within operating activities in the statement of cash flows. As noted in the letter, if the direct expense method were used to account for these costs, they would be reflected in the determination of cash flows from operations. Therefore, the fact that we have chosen an alternative accounting method (i.e. capitalization and amortization of these costs over the period until the next dry docking) should not impact the presentation of these costs in our consolidated statements of cash flows.
Note 1. Organization and Summary of Significant Accounting Policies, page 52
Restricted Cash, page 52
5.	Please tell us the nature of the foreign currency exchange arrangements that relate to your balance of restricted cash. In addition, please clarify why you have classified such restricted cash as a current asset.

Global Response:

The restricted cash represents cash deposits for the purpose of providing a banking institution cash collateral for ongoing short-term foreign exchange contracts related to our Mexican operations. These contracts typically carry terms between one to five days. There is no contractual obligation or agreement to have the cash restricted for a period longer than one to five days. In our future SEC filings, commencing with the filing of our Form 10-Q for the quarterly period ended June 30, 2008, we will include clarifying language that supports classification of this cash as a current asset.

Jill Davis
United States Securities and Exchange Commission
June 20, 2008

Note 13. Earnings per Share, page 72
6.	We note your disclosure on page 67 which indicates that you have 889,550 non-vested restricted shares outstanding as of December 31, 2007. Please tell us whether or not you consider these restricted shares to be vested or non-vested for purposes of computing your shares outstanding and whether or not you included them in your computation of weighted average shares outstanding-basic. Please tell us the accounting guidance that you are relying upon in support of your conclusion.

Global Response:

We considered the applicable weighted average non-vested restricted shares that have been granted and the benefit of ownership accrued to the recipient as vested for the purpose of computing weighted average shares outstanding for the basic EPS computation for all quarterly periods presented in the Form 10-K for the fiscal year ended December 31, 2007, as well as the quarterly period ended March 31, 2008 included in our first quarter Form 10-Q. While we did disclose this approach in Note 1. of the Notes to Consolidated Financial Statements, upon further review, we believe that exclusion of these shares is more appropriate under current accounting guidance. Also, during this review process we discovered that our non-vested performance shares, which have similar characteristics as restricted shares, were included in the weighted average shares outstanding for the basic EPS computation for all quarterly periods presented in the Form 10-K for the fiscal year ended December 31, 2007, as well as the quarterly period ended March 31, 2008 included in our first quarter Form 10-Q. Concurrent with the appropriate treatment of restricted shares and performance shares in the diluted EPS computation, we applied the treasury stock method to these shares as well, which resulted in lower potential common shares. Our utilization of the previous accounting did not result in a material misstatement of our financial statements nor did management benefit from this miscalculation. The proper exclusion of these shares would have had the following results for our basic and diluted EPS computation:

Ms. Jill Davis
United States Securities and Exchange Commission
June 20, 2008

	Quarter Ended	Year Ended	Year Ended	Year Ended
	March 31, 2008	December 31, 2007	December 31, 2006	December 31, 2005
EPS-basic, as reported	$0.23	$1.38	$1.73	$0.31
Effect of excluding non-vested restricted and performance shares	$0.01	$0.03	$0.03	$0.00
EPS-basic, corrected	$0.24	$1.41	$1.76	$0.31
% Change	4.3%	2.2%	1.7%	0.0%

EPS-diluted, as reported	$0.23	$1.36	$1.70	$0.30
Effect of applying the Treasury Stock Method to restricted shares and performance awards	$0.00	$0.01	$0.02	$0.00
EPS-diluted, corrected	$0.23	$1.37	$1.72	$0.30
% Change	1.2%	0.7%	1.2%	0.0%

In our future SEC filings, commencing with the filing of our Form 10-Q for the quarterly period ended June 30, 2008, we will properly exclude non-vested restricted shares and performance shares outstanding in our basic EPS computation. We will also correctly disclose the computational method for basic and diluted earnings per share.
Form 10-Q for the Quarterly Period Ended March 31, 2008
Note 4. Fair Value of Financial Instruments, page 8
7.	We note that certain of your auction rate securities are classified as non-current as of March 31, 2008. Please specify what events or circumstances changed in the current quarter to affect the classification of these securities. In addition, please tell us if there were any failed auctions of these securities and if so, indicate the terms of any rate reset features. Finally, please tell us why you could not use a market approach to derive the fair value of your auction rate securities issued by state education agencies.

Global Response:

As previously disclosed in our Form 10-Q for the quarterly period ended March 31, 2008 in Management’s Discussion and Analysis under the caption “Liquidity and Capital Resources — Liquidity Risk”, auctions for some of our auction rate

Ms. Jill Davis
United States Securities and Exchange Commission
June 20, 2008

securities began to fail during that quarter. We also disclosed in the Form 10-Q these failed auctions did not signify defaults of the underlying debt instruments and that we intend to hold these securities until we could sell or redeem them at par value or maturity, in consideration of market liquidity conditions and the resultant uncertainty surrounding future redemptions. Based on these facts, we determined that our auction rate securities which were not already scheduled to be redeemed during the second quarter of 2008 would be classified as non-current assets.

The failed auctions triggered rate reset features included in the underlying agreements of our securities. For the majority of our securities, the rate reset features are governed by a calculation of a maximum interest rate as defined by a formula based on the higher of a computed after-tax equivalent rate based on AA commercial paper and Standard and Poors’ weekly high-grade index multiplied by a stated percentage. The rate reset features for the majority of our securities, are also governed by a look-back provision which ensures the average rate paid over a twelve month period does not exceed 100 to 120 basis points over LIBOR, treasury bills or commercial paper.

We used the income approach to derive the fair value of our auction rate securities issued by state education agencies because a liquid market did not exist on the measurement date, as well as the Company’s ability and intent to continue to hold the securities until they can be sold or redeemed at par value or maturity.

8.	Please also explain why you believe these investments were current assets as of December 31, 2007. Please provide us with an analysis supporting your conclusion including whether or not any auctions failed in 2007 related to these investments.

Global Response:

We classified our auction rate securities as current assets as of December 31, 2007 because we believed our investments in auction rate securities would result in successful auctions at future reset dates. To our knowledge, auctions for our investments in auction rate securities did not fail during 2007, based upon our review of our broker statements and discussions with these brokers. However, within the first quarter of 2008, we were, in fact, notified by our broker that Dutch auctions for certain of our securities had failed. This new information contributed to our conclusion to reclassify these securities to long-term in our Form 10-Q for the 2008 first quarter.

Ms. Jill Davis
United States Securities and Exchange Commission
June 20, 2008

Closing Comments
     In connection with our responses to your comments, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please feel free to direct any further questions regarding our responses to Jeffrey B. Levos, Senior Vice President and Chief Financial Officer.

Sincerely,
/s/ B.K. Chin
B.K. Chin
Chairman of the Board and Chief Executive Officer